UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Shin-Gu Building, 620-2 Shinsa-Dong, Gangnam-Gu, Seoul, 135-894, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gravity REPORTS FIRST QUARTER 2005 RESULTS

Seoul, South Korea – May 13, 2005 – GRAVITY Co., Ltd. (Nasdaq: GRVY), a leading developer and distributor of online games, today reported financial results for the first quarter ended March 31, 2005.

Revenue for the first quarter of 2005 was US$15.8 million compared to US$16.4 million in the fourth quarter and US$16.1 million in the year ago period.  This represents a decline of 3.8% and 1%, respectively.

Subscription revenue was up 14% in the first quarter of 2005 compared to the fourth quarter of 2004 due to the addition of revenue from Gravity’s newly
launched R.O.S.E Online and positive seasonal factors.   However, lower revenue
from animation business more than offset the rise in subscription revenue.  On a year over year basis, subscription revenue declined 18% due to the continued
decline of Ragnarok Online revenues in Korea.  Royalties and license fees from overseas markets were $11.1 million in both the first quarter of 2005 and the fourth quarter of 2004.

Operating expenses were $7.9 million in the first quarter of 2005 compared to
$7.0 million in the fourth quarter of 2004 representing an increase of 13% due to the amortization of Stock Option expenses and the payment of one-time bonus to employees. This compares to operating expenses of $5.0 million in the first quarter of 2004.

Pre-tax profit for the first quarter of 2005 was $7.2 million, compared to $9.7 million for the same period in 2004 and $8.5 million for the fourth quarter of
2004.

Net income for the first quarter of 2005 was $6.5 million, assuming the same corporate tax rate as in 2004, or $0.26 per diluted ADS compared to $8.0 million or $0.36 per diluted ADS and $8.4 million or $0.38 per diluted ADS in the fourth quarter and first quarter of 2004 respectively.

David Woong-Jin Yoon, Chief Executive Officer of Gravity, commented, “While we continued to execute on our business in the first quarter, actual quarter results came in lower than expected. The sluggish trends Gravity was impacted by appear to be in line with domestic market weakness reported recently by other companies in our industry.  We remain confident, however, in our fundamental business and expect to regain traction as we move forward and build on the strength of our titles worldwide and growing global demand for online games.”

“During the first quarter and into the second quarter there were several positive developments at Gravity including new local partners coming on board in a variety of new geographic markets.  Ragnarok Online is now commercialized in 20 markets with additional 17 markets expected to be launched within this year.  Importantly, we signed an agreement to acquire Trigger Soft, a game developer in Korea, which developed R.O.S.E. Online, the first online game published by Gravity.  We felt it was critical to acquire Trigger Soft in order to constantly maintain and manage the brand value of Gravity by reinforcing
R.O.S.E Online’s services and updates.”

“In order to significantly enhance the company value, Gravity will make the best use of its global platforms covering 37 countries and tens of million user accounts.  Gravity will also leverage Ragnarok Online’s dominant number one position in many of those countries.  Presently, we believe that Gravity’s strong market position and brand value in Japan should provide significant momentum for increasing our shareholder value.  Our Japanese distributor GungHo
Online Entertainment commands a $2.5 billion market capitalization primarily due to the dominant position and popularity of Ragnarok Online, whose sales account for 99.8% of GungHo’s revenue.  Furthermore, major MMORPGs, including
RO2 and Requiem to be introduced next year, should significantly bolster our revenue and profit.  We are also building a next-generation game portal, through which our casual games and other games will be published.  The game portal should become a great contributor of revenue if expanded through our global platforms.”

Kwan Shik Seo, Chief Financial Officer of Gravity, said, “We currently expect that several issues, however, including increasing competition in Korea, will continue to impact our results in the second quarter and for the full year
2005.  As a result, we now expect our full-year 2005 revenue will be approximately US$75.1 million, with a pre-tax profit target of US$33.2 million reflecting both the lowered revenue expectations and Gravity’s higher, post-
IPO cost base.  This would represent revenue growth of 17% over 2004, which will be primarily caused by R.O.S.E. Online royalty and license revenue in the second half of this year and stronger RO royalty and license revenue from newly
commercialized markets.   As for the second quarter of 2005, due to increasing
domestic competition and pricing pressure, we expect revenue will decline by 3%
compared to the first quarter, to approximately US$15.3 million, with pre-tax profit of approximately US$5.9 million, down approximately 19% compared to the first quarter 2005 or down 33% compared to the second quarter of 2004.”

Investor Conference Call / Webcast Details
Gravity will review detailed first quarter 2005 results on Thursday, May 12,
2005 at 5:00 PM EST (6:00 AM, May 13 in Seoul).  The conference call-in number is 913-981-4913. A live webcast of the conference call will be available on
Gravity’s website at www.gravity.co.kr.  A replay of the call will be available approximately 3 hours after the conclusion of the conference call and will be accessible by dialing +1-719-457-0820 and at Gravity’s website at
www.gravity.co.kr.  The passcode for both the live call and the replay is
7333941.

About GRAVITY Co., Ltd.
Based in Korea, Gravity is a leading developer and distributor of online games in Japan, Taiwan, Thailand and Korea. The Company’s principal product,
Ragnarok Online, is currently commercially offered in 20 markets.  Gravity also offers a number of mobile games, which are played using mobile phones and other mobile devices, participates in the production of a televised animation series, and licenses the merchandizing of character-related products based on its online games. For more information visit www.gravity.co.kr.

Forward-Looking Statements:
Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of
1995. Forward-looking statements generally can be identified by the use of forward-looking terminology,
such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,”
“believe,” “project”, “predict”, “plan” or “continue” or the negative thereof or other similar words.  All forward-looking statements involve risks and uncertainties, including, but not limited to, the ability to diversify revenue, ability to collect license fees and royalty payments from overseas licensees and in a timely manner; ability to acquire, develop, license, launch, market or operate commercially successful online games; competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally.
Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

CONTACTS:
In Korea:
Kwan Shik Seo, CFO
GRAVITY Co. Ltd.
Tel: 82-2-516-5438(Ext. 314)
ksseo3311@gravity.co.kr

In the U.S.:
David Pasquale, EVP
The Ruth Group
Tel: +646-536-7006
dpasquale@theruthgroup.com

– Financial Tables Attached –

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 05/12/2005	By:	/s/Kwan Shik Seo
	Name:	Kwan Shik Seo
	Title:	CFO

EXHIBIT INDEX

Exhibit No.	Description

99.1	Gravity 1Q05 Financial Statements